Press Release

HARVEST OPERATIONS ANNOUNCES SECOND QUARTER 2014 FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – AUGUST 14, 2014: Harvest Operations Corp. (Harvest or the Company) announces its financial and operating results for the second quarter ended June 30, 2014.

This press release is an overview of the second quarter results for 2014 and should be read with the interim unaudited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the second quarter ended June 30, 2014 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

CONFERENCE CALL:

Harvest will be holding a conference call to discuss our second quarter 2014 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on August 20, 2014. Callers may dial 1-800-769-8320 (international callers or Toronto local dial 416-340-8530) a few minutes prior to start and request the Harvest conference call. The call will be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering the passcode 7181404.

SECOND QUARTER 2014 HIGHLIGHTS:

Upstream

  Cash contribution from Upstream operations was $140.9 million and $280.4 million for the second quarter and six months of 2014 respectively, a $4.8 million and $21.4 million increase from the same periods in 2013 as a result of increases in average realized prices, partially offset by lower sales volumes.

  Upstream production volumes averaged 47,556 barrels of oil equivalent per day (boe/d) in the quarter and 48,019 boe/d for the first half of the year, production guidance is expected to average 47,300 boe/d.

  Operating netbacks prior to hedging for the quarter averaged $37.02/boe, an increase of $6.27/boe from the same period in 2013, and $37.15 boe/d in the first six months of the year, an increase of $8.01 boe/d for the same period in 2013, due to higher average realized prices, partially offset by higher operating expenses and royalties per boe.

  Upstream capital spending in the second quarter of 2014 was $61.6 million and $195.9 million for the first half of the year mainly related to the drilling, completion and tie-in of wells. Harvest rig released 5 gross wells (4.1 net) during the second quarter of 2014 and 46 gross wells (36.0 net) have been rig-released in the first six months of 2014.

BlackGold

  Capital spending for BlackGold was $49.2 million and $91.4 million for the second quarter and first six months of 2014, respectively, mainly related to the construction of the Central Processing Facility (CPF).

  Phase 1 of the project is approximately 95% complete as at June 30, 2014. Phase 1 completion, commissioning of the CPF and first steam are expected in 2014.

Downstream

  Cash deficiency from Downstream operations was $43.6 million for the second quarter of 2014, compared to a cash deficiency of $28.1 million in the same period in 2013. This was mainly due to a lower refining gross margin and higher purchased energy expenses as compared to the second quarter of 2013. Cash deficiency for the first six months of 2014 was $9.8 million, an improvement from $61.2 million in the same period of 2013 due to higher average refining gross margin for the year to date, most of which occurred in the first quarter of 2014.

  Second quarter gross refining margins averaged US$0.25/bbl compared to US$0.74/bbl in the same quarter of 2013 and $4.93 bbl/d for the first six months of 2014 compared to $1.59 bbl/d in the same period of 2013. The decrease in gross margin in the second quarter is a result of a weaker yield mix with greater sales volumes of high sulphur fuel oil. The increase in the first six months of the year was mainly due to higher realized product margins as a consequence of improved sour crude differentials

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  Refinery throughput volume averaged 95,410 bbl/d in the second quarter and 95,588 bbl/d in the first half of the year, a decrease of 10,835 bbl/d and 7,588 bbl/d respectively compared to the same periods in 2013. Reduced throughput for both periods was due to planned maintenance, unplanned outages and reduced throughput due to economic conditions.

Corporate

  Harvest’s net loss in the second quarter of 2014 was $24.8 million, a decrease of $64.4 million from the second quarter of 2013, and $21.9 million for the first six months of 2014, a decrease from $184.5 million for the same period last year, due to improvements in operating income in both the Upstream and Downstream operations as described above and the positive changes to foreign exchange (gains) losses, partially offset by the recognition of income tax expenses in the current year.

  In December of 2013, Harvest entered into a five year $200 million subordinated loan agreement with Korea National Oil Corporation (KNOC). On June 18, 2014 Harvest borrowed the final $40 million under the loan agreement for a total of $200 million.

  Harvest has appointed Mr. John Wearing as Chief Operating Officer as of July 29, 2014.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	47,556	53,461	48,019	54,510
Average realized price
Oil and NGLs ($/bbl)(1)	87.49	76.08	84.89	72.69
Gas ($/mcf)(1)	5.32	3.83	5.75	3.64
Operating netback prior to hedging($/boe)(2)	37.02	30.75	37.15	29.14
Operating income (loss) (3)	32.2	(0.4)	53.8	(22.8)
Cash contribution from operations(2)	140.9	136.1	280.4	259.0

Capital asset additions (excluding acquisitions)	61.6	29.7	195.9	153.0
Property and business (dispositions) acquisitions, net	(90.4)	(125.4)	(92.5)	(122.1)

Net wells drilled	4.1	0.2	36.0	45.1
Net undeveloped land additions (acres)	11,534	5,730	17,977	21,943

BLACKGOLD
Capital asset additions	49.2	118.6	91.4	179.7

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	95,410	106,245	95,588	103,176
Average refining margin (US$/bbl)(2)	0.25	0.74	4.93	1.59
Operating loss(3)	(46.9)	(51.6)	(15.3)	(106.6)
Cash (deficiency) contribution from operations(2)	(43.6)	(28.1)	(9.8)	(61.2)
Capital asset additions	7.4	10.1	10.6	22.6

NET INCOME (LOSS)(3)	(24.8)	(89.2)	(21.9)	(184.5)

(1) Excludes the effect of risk management contracts designated as hedges.
(2)This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(3) This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this the MD&A.
(4) Net loss includes the consolidated operating results of Harvest’s operating segments.

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OUTLOOK:

The following guidance is provided as general information for stakeholders regarding management’s expectations for 2014 for the Upstream, BlackGold and Downstream business segments. The guidance information provided is consistent with Harvest’s most recent budget information. Readers are cautioned that the guidance information provided within this Outlook may not be appropriate for other purposes and the actual results may differ materially from those anticipated.

Upstream

Production volume for the year 2014 is targeted at approximately 47,300 boe/d, a decrease from 48,800 as reported in the first quarter. This decrease is a result of Harvest selling assets to the Deep Basin Partnership in April of 2014 in addition to the disposition of certain oil and gas assets. Our 2014 operating costs are expected to average $19.50/boe an increase from $17.80/boe as reported in the first quarter. For the first six months of 2014 production averaged 48,019 boe/d and operating expense was $19.55/boe.

The 2014 annual capital budget for the Upstream business remains at $350 million. During the first six months of 2014 Harvest spent $195.9 million on capital expenditures.

BlackGold

The BlackGold capital spending budget has increased to $235 million from $131 million. The revision of the budget was a result of capital having been under budgeted earlier in the year and schedule delays due to the slowdown in the first quarter of 2014 combined with the shortage of skilled labor and rising costs of labor. During the first six months of 2014 Harvest added $91.4 million to BlackGold’s capital assets.

Harvest anticipates construction completion of the 10,000 bbl/d Phase 1 CPF in the second half of 2014 with first steam expected in the fourth quarter of 2014.

Downstream

The 2014 capital budget for the Downstream operations is $38 million. As at June 30, 2014 the Downstream had utilized $10.6 million of its capital budget.

For the full year 2014 throughput is anticipated to average approximately 87,100 bbl/d, with operating costs and purchased energy costs aggregating to approximately $8.00/bbl. For the first six months of 2014 throughput averaged 95,588 bbl/d with operating and purchased energy costs of $6.68/bbl.

Harvest’s revised capital expenditure budget for 2014 is $623 million, comprised of $350 million for Upstream oil & gas operations, $235 million for the BlackGold oil sands project and $38 million for the Downstream refining and marketing business.

HARVEST PROFILE:

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY:

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Please also refer to “Forward-Looking information” in the MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this press release may include, but are not limited to, the forward looking statements made throughout this press release with reference to the following items to future periods: production volumes, refinery throughput volumes, operating costs, acquisitions and dispositions, capital spending and allocation of such to various projects, commerciality of Harvest’s capital projects, the ability to achieve the maximum capacity from the BlackGold central processing facilities, access and ability to raise capital, cash from operating activities, regulatory approval and development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

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The forward-looking information in the press release is provided with the objective to share with stakeholder’s management’s expectations for 2014 operating levels, key expenses in the Upstream and Downstream segments and major cash outflows in 2014. The guidance information provided is consistent with the Company’s current budget information. Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION:

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

INVESTOR & MEDIA CONTACTS:

Laura Desbarats, Investor Relations Associate
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca